Exhibit 99.1

NEWS RELEASE

OLYMPUS REPORTS INCREASED GOLD PRODUCTION IN THIRD QUARTER

Toronto, October 7, 2010 – Olympus Pacific Minerals Inc. (TSX & ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus") is pleased to announce the Company’s third quarter 2010 gold production at its Bong Mieu Gold Processing Plant located in central Vietnam.

Gold production ending September 30, 2010 totalled 9,310 ounces (33,884 tonnes at 10.1g/t). Production  for the last four quarters now stands at 35,000 ounces. Recoveries have, as expected increased further with the recovery for the two underground mines now averaging 84.8%. The Phuoc Son ore is yielding 89% in the Bong Mieu plant, but we expect higher recoveries once the Phuoc Son plant is commissioned next year. Coupled with the improved recoveries there has been significant reduction in reagent usage in the modified circuit resulting in a 30% saving in the variable treatment cost.

The Bong Mieu plant throughput is currently sourced from the Company’s two underground mines, Phuoc Son and Bong Mieu.

Bong Mieu Gold Plant	July	August	September	Third Quarter
Tonnes of Ore Milled	11,999	11,847	10,038	33,884
Grade (g/t)	8.67	10.27	11.52	10.07
Mill Recoveries	82.91%	85.19%	86.19%	84.83%
Gold Production (ounces)	2,772.97	3,332.45	3,205.28	9,310.70

Phuoc Son Gold Plant Construction

Weather conditions at the Phuoc Son mine site have caused a delay of seventy days to the tailings dam construction. The plant construction was affected by a total of 27 days. Rainfall precipitation during the third quarter  exceeded 800 mm (31.49 inches) which is the highest on record for seven years. The Company is employing extra resources to speed up work as weather permits and now expects final commissioning of the Phuoc Son plant to be in late February 2011.

Olympus is positioned to expand gold production in Southeast Asia from its core properties and has established a production time line that increases the Company's annualized production to 80,000 ounces gold by the third quarter of 2011 and a production pipeline targeted at further expansion to some 300,000 oz by 2014. The diversified gold production Company expects to further expand its Reserve and Resource Estimates in East Malaysia and Vietnam through continued exploration in 2010.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.